May 23, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Suzanne Hayes

Re:	Reata Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-208843

Acceleration Request
Requested Date: May 25, 2016
Requested Time: 4:00 p.m., Eastern Standard Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Citigroup Global Markets Inc. and Cowen and Company, LLC, as representatives of the several underwriters, hereby join Reata Pharmaceuticals, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-208843) (the “Registration Statement”) to become effective on Wednesday, May 25, 2016, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Additionally, pursuant to Rule 460 under the Act, we hereby advise you that the Preliminary Prospectus dated May 16, 2016, was distributed by us, as representatives of the several underwriters, approximately as follows from May 16, 2016 through the date hereof:

Copies to underwriters	751
Copies to dealers	0
Copies to institutional investors	836
Copies to others/retail	100
Total	1,687

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Kristian Humer
Name: Kristian Humer
Title: Director

COWEN AND COMPANY, LLC

By:	/s/ Rob Weir
Name: Rob Weir
Title: Managing Director

cc:	Michael D. Wortley, Reata Pharmaceuticals, Inc.

Mitchell S. Bloom, Goodwin Procter LLP

Edwin O’Connor, Goodwin Procter LLP

Robert L. Kimball, Vinson & Elkins LLP